Exhibit 99.2

Unless otherwise indicated or unless the context otherwise requires, the “Company” refers to Canadian Solar Inc., a Canadian company, its predecessor entities and its subsidiaries.  “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau.

About Canadian Solar Inc.

Canadian Solar Inc. is one of the world’s largest solar manufacturing and project development companies.  The Company is a leading vertically integrated provider of solar modules, specialized solar products, engineering, procurement and construction, or EPC, services, and solar power projects with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia.

The Company designs, develops and manufactures solar wafers, cells and solar module products. The Company is incorporated in Canada and conducts most of its manufacturing operations in China. The Company’s products include a range of solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems.  The Company also designs and produces specialty solar modules and products based on its customers’ requirements. Specialty solar modules and products consist of customized solar modules that its customers incorporate into their own products, including building integrated solar modules and complete specialty products such as portable solar home systems and solar-powered car battery chargers.  The Company sells products under ‘‘Canadian Solar’’ brand name and to original equipment manufacturer, or OEM, customers who sell the Company’s products under the customers’ brand names. In addition, the Company also sells total solar power system kits for residential applications, build-to-order solar systems for commercial applications and build-to-order solar power plants for utility-scale applications.

The Company believes it offers one of the broadest crystalline silicon solar module product lines in the industry. Its product lines range from modules of medium power to high efficiency, high-power output mono-crystalline modules, as well as a range of specialty products. The Company currently sells its products to a diverse customer base in various markets worldwide, including China, Japan, the U.S., Germany, Spain, Italy, France, the Czech Republic, Canada, and India, among other countries. The Company sells its standard solar modules to distributors and system integrators, as well as to solar power project developers. The Company sells its solar power system kits to distributors and installers and its commercial system and utility-scale power plants to independent power producers and investors.

The Company’s business model is differentiated from its peers by its established and growing utility-scale project business. In 2013, the Company completed and delivered 20 projects of approximately 131 MW (including also projects in which the Company holds a minority interest), which were predominantly located in the U.S. and Canada. As of January 31, 2014, the Company had late-stage project pipeline, which are projects and contracts expected to be completed within two years, including self-owned and joint venture projects, as well as EPC contracts, in Canada, Japan, the U.S. and China, of approximately 1.3 GW (DC) and early to mid- stage projects, which include projects under assessment for co-development and acquisition as well as projects being self-developed where the land has been identified or secured and an energy off-take agreement is in place or there is a reasonable probability that an energy off-take agreement can be secured, of approximately 3.2 GW (DC).

The Company employs a flexible vertically integrated business model that combines internal manufacturing capacity with direct material purchases for both cells and wafers. The Company believes this approach has benefited it by lowering the cost of materials of its solar module products. The Company also believes that this approach provides it with greater flexibility to respond to short-term demand increases. The Company had:

•                  total annual solar module manufacturing capacity of 2.4 GW, 330 MW of which is located in Ontario, Canada with the balance located in China, as of December 31, 2013 (and 2.6 GW, 530 MW of which is located in Ontario, Canada with the balance located in China, as of January 31, 2014); the Company is considering targeting 3 GW by the end of 2014 to meet potential increasing demand;

•                  total annual solar cell manufacturing capacity of 1.5 GW as of December 31, 2013; and

•                  total annual ingot and wafer manufacturing capacity of 216 MW as of December 31, 2013.

The Company intends to use substantially all of the silicon wafers that it manufactures to supply its own solar cell plant and to use substantially all of the solar cells that it manufacture to produce its own solar module products. The Company also uses its solar module products in its total solutions business, which includes solar power project development and sales, EPC services, operating and maintenance services, or O&M services, and sales of solar system kits. In connection with its vertical integration, the Company has also been able to reduce its manufacturing costs along the production value chain. Its total manufacturing costs in China, including purchased polysilicon, wafers and cells, were reduced from $1.31 per W for the three months ended June 30, 2011, consisting of $0.76 per W, $0.22 per W and $0.33 per W for polysilicon to wafer , cell and module manufacturing, respectively, to $0.55 per W for the three months ended June 30, 2013 and September 30, 2013, consisting of $0.22 per W, $0.15 per W and $0.18 per W for polysilicon to wafer, cell and module manufacturing, respectively. The Company expects to continue to decrease the level of manufacturing costs for its production of wafers, cells and modules.

In 2010, 2011, 2012 and the nine months ended September 30, 2013, the Company sold 803.5 MW, 1,322.5 MW, 1,543.1 MW and 1,272.9 MW, respectively, of solar modules to third parties in its solar module and total solutions businesses. Its net revenues increased from $1,495.5 million in 2010 to $1,898.9 million in 2011, and decreased to $1,294.8 million in 2012, primarily due to a decrease in the average selling price of its standard solar modules because of changes in government subsidies and economic incentives in many markets as well as continued oversupply across the entire PV supply chain. The Company’s net revenues increased from $1,000.0 million for the nine months ended September 30, 2012 to $1,134.9 million for the nine months ended September 30, 2013, primarily due to an increase in revenue contribution from its total solutions business, which includes solar power project development and sales EPC services and O&M services and sales of solar system kits. The Company had loss from continuing operations of $142.5 million and net loss of $195.2 million in 2012, compared to income from continuing operations of $6.8 million and net loss of $90.9 million in 2011 and income from continuing operations of $120.3 million and net income of $50.8 million in 2010. The Company had income from continuing operations of $85.5 million and net income of $21.5 million for the nine months ended September 30, 2013, compared to loss from continuing operations of $51.0 million and net loss of $90.3 million for the nine months ended September 30, 2012.

The Company completed and delivered the following projects in Canada and the United States in 2013 and had the following late-stage project pipeline as of January 31, 2014:

	Completed and Delivered Projects in 2013(1)		Late-Stage Project Pipeline as of
Country	Number of Projects	MW	January 31, 2014
Canada	4	49.6 MW (DC)	508 MW (DC) (including 169 MW (DC) of outstanding EPC contracts)
United States	16	80.9 MW (DC)	174 MW (DC)
Japan	—	—	330 MW (DC)
China	—	—	290 MW (DC)
Total	20	130.5 MW (DC)	1,302 MW (DC)

(1)           Includes also projects in which the Company holds a minority interest.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the nine months ended September 30, 2012 and 2013 and the selected consolidated balance sheet data as of September 30, 2013 have been derived from the Company’s unaudited interim condensed consolidated financial statements included elsewhere in this prospectus supplement. The Company’s unaudited interim condensed consolidated financial statements have been prepared on a consistent basis as its audited consolidated financial statements and include all normal and recurring adjustments that it considers necessary for a fair statement of its financial position and operating results for the applicable dates and periods presented.

The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and, ‘‘Item 5. Operating and Financial Review and Prospects’’ included in its annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities Exchange Commission, or SEC, on April 26, 2013, incorporated by reference in this prospectus supplement. The Company’s consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	Nine Months Ended September 30,
Consolidated Statements of Operations Data	2012	2013
	(in thousands of $, except share and per share data)
Net revenues	999,991	1,134,888
Cost of revenues	924,499	960,448
Gross profit	75,492	174,440
Selling expenses	66,088	59,969
General and administrative expenses	50,565	20,500
Research and development expenses	9,870	8,452
Total operating expenses	126,523	88,921
Income (loss) from operations	(51,031)	85,519
Interest expenses	(43,410)	(36,296)
Interest income	9,698	9,197
Gain (loss) on change in foreign currency derivatives	(6,636)	1,828
Foreign exchange gain (loss)	91	(32,938)
Investment loss	—	—
Income (loss) before incomes taxes	(91,288)	27,310
Income tax benefit (expenses)	2,142	(3,952)
Equity in earnings (loss) of unconsolidated investees	(1,144)	(1,848)
Net income (loss)	(90,290)	21,510
Less: Net income attributable to non—controlling interest	194	10,798
Net income (loss) attributable to Canadian Solar Inc.	(90,484)	10,712
Earnings (Loss) per share-basic	(2.10)	0.24
Shares used in computation-basic	43,175,046	44,895,360
Earnings (Loss) per share-diluted	(2.10)	0.22
Shares used in computation-diluted	43,175,046	47,699,641

Net Income(loss)	(90,290)	21,510
Other comprehensive income, net of tax:
Foreign currency translation adjustments	3,013	5,298
Comprehensive income (loss)	(87,277)	26,808
Less: comprehensive income attributable to non-controlling interest	552	10,552
Comprehensive income (loss) attributable to Canadian Solar Inc.	(87,829)	16,256

Consolidated Balance Sheet Data	As of September 30, 2013
(in thousands of $)
Current assets
Cash and cash equivalents	273,695
Restricted cash	407,966
Accounts receivable trade, net	271,843
Accounts receivable, unbilled	10,742
Amount due from related parties	17,600
Inventories	220,619
Value added tax recoverable	16,149
Advances to suppliers, net	47,641
Foreign currency derivative assets	1,110
Project assets	289,568

Consolidated Balance Sheet Data	As of September 30, 2013
(in thousands of $)
Prepaid expenses and other current assets	96,212
Total current assets	1,653,145
Property, plant and equipment, net	426,759
Deferred tax assets	48,279
Advances to suppliers, net	464
Prepaid land use right	18,730
Investments in affiliates	34,651
Intangible assets, net	5,508
Goodwill	—
Project assets	199,052
Other non-current assets	57,728
TOTAL ASSETS	2,444,316
Current liabilities
Short-term borrowings	801,622
Accounts and notes payable	589,747
Amounts due to related parties	31,161
Other payables	79,657
Advances from customers	75,059
Foreign currency derivative liabilities	1,539
Provisions for firm purchase commitments	—
Other current liabilities	121,021
Total current liabilities	1,699,806
Accrued warranty costs	67,726
Convertible notes	—
Long-term borrowings	190,535
Liability for uncertain tax positions	15,030
Deferred tax liabilities	46,523
Loss contingency accruals	29,030
Total liabilities	2,048,650
Redeemable non-controlling interest	22,636
Common shares	551,473
Additional paid-in capital	(33,010)
Accumulated deficit	(213,450)
Accumulated other comprehensive income	56,338
Total Canadian Solar Inc. shareholders’ equity	361,351
Non-controlling interest	11,679
Total equity	373,030
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,444,316

	Nine Months Ended September 30,
Operating Data	2012	2013
	(in MW)
Total shipments in solar module business	1,102.2	1,156.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table sets forth a summary, for the periods indicated, of the Company’s consolidated results of operations and each item expressed as a percentage of its total net revenues. The Company’s historical results presented below are not necessarily indicative of the results that may be expected for any future period.

Unaudited Condensed Consolidated Statement of	Nine Months Ended September 30,
Operations	2013	%	2012	%
	(in thousands of $, except share and per share data and unless otherwise stated)
Net revenues	1,134,888	100.0	999,991	100.0
Cost of revenues	960,448	84.6	924,499	92.5
Gross profit	174,440	15.4	75,492	7.5
Selling expenses	59,969	5.3	66,088	6.6
General and administrative expenses	20,500	1.8	50,565	5.1
Research and development expenses	8,452	0.7	9,870	1.0
Total operating expenses	88,921	7.8	126,523	12.7
Income (loss) from operations	85,519	7.5	(51,031)	(5.1)
Interest expenses	(36,296)	(3.2)	(43,410)	(4.3)
Interest income	9,197	0.8	9,698	1.0
Gain (loss) on change in foreign currency derivatives	1,828	0.2	(6,636)	(0.7)
Foreign exchange gain (loss)	(32,938)	(2.9)	91	0.0
Income (loss) before incomes taxes	27,310	2.4	(91,288)	(9.1)
Income tax benefit (expenses)	(3,952)	(0.3)	2,142	0.2
Equity in earnings (loss) of unconsolidated investees	(1,848)	(0.2)	(1,144)	(0.1)
Net income (loss)	21,510	1.9	(90,290)	(9.0)
Less: Net income attributable to non— controlling interest	10,798	1.0	194	0.0
Net income (loss) attributable to Canadian Solar Inc.	10,712	0.9	(90,484)	(9.0)
Earnings (Loss) per share-basic	0.24		(2.10)
Shares used in computation-basic	44,895,360		43,175,046
Earnings (Loss) per share-diluted	0.22		(2.10)
Shares used in computation-diluted	47,699,641		43,175,046

Net income (loss)	21,510	1.9	(90,290)	(9.0)
Other comprehensive income, net of tax:

Unaudited Condensed Consolidated Statement of	Nine Months Ended September 30,
Operations	2013	%	2012	%
	(in thousands of $, except share and per share data and unless otherwise stated)
Foreign currency translation adjustments	5,298		3,013
Comprehensive income (loss)	26,808		(87,277)
Less: comprehensive income attributable to non-controlling interest	10,552		552
Comprehensive income (loss) attributable to Canadian Solar Inc.	16,256		(87,829)

Nine Months Ended September 30, 2013 compared to Nine Months Ended September 30, 2012

Net Revenues. The Company’s net revenues increased by $134.9 million, or 13.5%, from $1,000.0 million for the nine months ended September 30, 2012 to $1,134.9 million for the same period in 2013. The increase in the Company’s net revenues was primarily due to an increase in revenue contribution from its total solutions business, partially offset by a decrease in revenue contribution from its solar module business.

Revenues generated from the Company’s solar module business decreased by $105.3 million, or 11.8%, from $889.2 million for the nine months ended September 30, 2012 to $783.9 million for the same period in 2013. The decrease in the revenues was primarily due to a decline in the Company’s average selling price, partially offset by an increase in the shipments of its solar modules. For the nine months ended September 30, 2012 and 2013, the Company had total shipments in its solar module business of 1,102.2 MW and 1,156.1 MW, respectively.

The Company’s average selling price declined from $0.80 for the nine months ended September 30, 2012 to $0.67 for the same period in 2013, primarily due to that supply was greater than demand generally for solar power products, especially polysilicon, which adversely affected the prices of solar power products across the entire value chain.

The Company’s total solar module shipments were 1,273 MW for the nine months ended September 30, 2013, an increase of 11.7%, from 1,139 MW for the same period in 2012. The Company’s shipments to non-European markets increased by 595 MW from 435 MW for the nine months ended September 30, 2012 to 1,030 MW for the same period in 2013. The increase in shipments to non-European markets primarily came from Japan and the United States, among other countries. The Company’s shipments to the European markets decreased by 459 MW from 705 MW for the nine months ended September 30, 2012 to 246 MW for the same period in 2013, primarily due to the provisional anti-dumping duties imposed by the EU, the subsequent undertaking agreement that fixed the price of Chinese made modules at a relatively high level, and overall decline in the demand for solar modules in the EU countries.

Revenues generated from the Company’s total solutions business increased by $240.1 million, or 216.7%, from $110.8 million for the nine months ended September 30, 2012 to $350.9 million for the same period in 2013.  The increase was primarily due to the sales of the Company’s solar power projects in Canada, as well as sales of its solar system kits in Japan.

Cost of Revenues. The Company’s cost of revenues increased by $35.9 million, or 3.9%, from $924.5 million for the nine months ended September 30, 2012 to $960.4 million for the same period in 2013. The increase in the Company’s cost of revenues was in line with the increase in its net revenues for such period. Cost of revenues as a percentage of total net revenues decreased from 92.5% for the nine months ended September 30, 2012 to 84.6% for the same period in 2013.

The Company’s inventory write-downs for the nine months ended September 30, 2012 and 2013 were $4.8 million and $0.5 million, respectively. The decrease in inventory write-downs was primarily due to the stabilization of the prices of solar modules and continued lowering of the Company’s manufacturing costs, which decreased at a steeper rate than the decline in the market prices during the nine months ended September 30, 2013, as compared with the same period in 2012.

Gross Profit. As a result of the foregoing, the Company’s gross profit increased by $98.9 million, or 131.1%, from $75.5 million for the nine months ended September 30, 2012 to $174.4 million for the same period in 2012. The Company’s gross profit margin increased from 7.5% for the nine months ended September 30, 2012 to 15.4% for the same period in 2013, primarily due to an increase in revenue contribution from its higher margin total solutions business, as well as lower manufacturing costs, partially offset by a decline in average selling price during the period.

Operating Expenses. The Company’s operating expenses decreased by $37.6 million, or 29.7%, from $126.5 million for the nine months ended September 30, 2012 to $88.9 million for the same period in 2013, primarily due to a decrease in general and administrative expenses. Operating expenses as a percentage of the Company’s total net revenues decreased from 12.7% for the nine months ended September 30, 2012 to 7.8% for the same period in 2013.

Selling Expenses. The Company’s selling expenses decreased by $6.1 million, or 9.3%, from $66.1 million for the nine months ended September 30, 2012 to $60.0 million for the same period in 2013. The decrease in the Company’s selling expenses was primarily due to lower marketing expenses, partially offset by salary increases associated with annual salary adjustments and an increase in its sales workforce. Selling expenses as a percentage of the Company’s net total revenues decreased from 6.6% for the nine months ended September 30, 2012 to 5.3% for the same period in 2013.

General and Administrative Expenses. The Company’s general and administrative expenses decreased by $30.1 million, or 59.5%, from $50.6 million for the nine months ended September 30, 2012 to $20.5 million for the same period in 2013. The decrease in the Company’s general and administrative expenses was primarily due to the reversal of $30.0 million non-cash provision related to the Jiangxi LDK Solar Hi-Tech Co., Ltd. arbitration award and $4.3 million decrease in the Company’s bad debt expense, partially offset by $4.2 million increase in salary and legal expenses.

Research and Development Expenses. The Company’s research and development expenses decreased by $1.4 million, or 14.4%, from $9.9 million for the nine months ended September 30, 2012 to $8.5 million for the same period in 2012. The decrease in research and development expenses was primarily due to increased efficiency in managing the Company’s product development activities.

Interest Expenses, Net. The Company’s net interest expenses decreased by $6.6 million, or 19.6%, from $33.7 million for the nine months ended September 30, 2012 to $27.1 million for the same period in 2013. Interest expenses decreased from $43.4 million for the nine months ended September 30, 2012 to $36.3 million for the same period in 2013, or 16.4%, primarily due to the change in the mix of project construction loans relative to working capital bank borrowings, with the relative increase in project construction loans leading to an increase in capitalized interest. Interest income decreased from $9.7 million for the nine months ended September 30, 2012 to $9.2 million for the same period in 2013, or 5.2%, mainly due to a lower balance of restricted cash.

Gain/(Loss) On Change in Fair Value of Derivatives. For the nine months ended September 30, 2013, the Company recorded a gain on change in fair value of derivatives of $1.8 million, compared to a loss on change in fair value of derivatives of $6.6 million for the same period in 2012. The gain on change in fair value of derivatives represents a gain on the foreign currency hedges that it employs to hedge against the Company’s exposure to the fluctuation of exchange rates of foreign currencies, mainly the Renminbi and Canadian dollar against the U.S. dollar.

Foreign Exchange Loss. The Company recorded a foreign exchange loss of $32.9 million for the nine months ended September 30, 2013, compared to a foreign exchange gain of $0.1 million for the same period in 2012. These foreign exchange losses were mainly due to the appreciation of the Renminbi against the U.S. dollar, and the depreciation of the Japanese yen and Canadian dollar against the U.S. dollar during the period.

Income Tax Benefit (Expenses). The Company’s income tax expense was $4.0 million for the nine months ended September 30, 2013, compared to tax benefit of $2.1 million for the same period in 2012. The income tax expense for the nine months ended September 30, 2013 was primarily due to the Company’s return to profitability during the period.

Equity in Earnings (Loss) of Unconsolidated Investees. The Company’s equity in earnings of unconsolidated investees was a net loss of $1.8 million for the nine months ended September 30, 2013, compared to a net loss of $1.1 million for the same period in 2012.

Net Income Attributable To Non-Controlling Interest. The Company’s net income attributable to non-controlling interest increased by $10.6 million from $0.2 million for the nine months ended September 30, 2012 to $10.8 million for the same period in 2013. The $10.8 million is primarily the share of net income by the non-controlling shareholders in the three solar power projects it has sold in Canada. The net income attributable to non-controlling interest related to the share of net income by the non-controlling shareholders in certain of the Company’s subsidiaries in Canada, China, Germany, Japan and the U.S.

Net Income (Loss) Attributable To Canadian Solar Inc. As a result of the foregoing, the net income attributable to the Company increased by $101.2 million from negative $90.5 million for the nine months ended September 30, 2012 to $10.7 million for the same period in 2013.

Liquidity and Capital Resources

The Company is generally required to make prepayments to suppliers of silicon wafers and cells and silicon raw materials. Even though the Company requires some customers to make partial prepayments, there is typically a lag between the time it makes its prepayments for silicon wafers and cells and silicon raw materials and the time the its customers make their prepayments. The purchase of solar wafers and cells and silicon raw materials through toll manufacturing arrangements has required, and will continue to require, the Company to make significant commitments of working capital beyond that generated from the Company’s cash flows from operations to support its estimated production output.

In addition, the Company’s total solutions business requires increased funding and use of working capital for the nine months ended September 30, 2013 and is expected to continue to require significant liquidity in the future. The time cycles of its solar power development projects can vary substantially and can take up to many years to mature. As a result, it may need to make significant up-front investments of resources before the collection of any cash from the sale of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurring engineering, permitting, legal and other expenses. In addition, the Company may have to use its working capital or its existing bank facilities to finance the construction of these solar power development projects. Depending on the size and number of solar power projects that the Company is developing and self-financing, its liquidity requirements could be significant. Delays in constructing or completing the sale of any of the Company’s projects which it is self-financing could also impact its liquidity.

For the nine months ended September 30, 2013, the Company financed its operations primarily through cash flows from operations, and proceeds from offering of common shares. As of September 30, 2013, the Company had $273.7 million in cash and cash equivalents. The Company’s cash and cash equivalents consist of cash on hand, and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when acquired.

As of September 30, 2013, the Company had contractual bank credit lines with an aggregate limit of approximately $1,175.7 million, of which $225.7 million had been drawn down with due dates beyond September 30, 2014 and $604.5 million had been drawn down with due dates before September 30, 2014.  It had $345.5 million available upon demand.  In addition,  as of September 30, 2013, it also had non-binding bank credit lines of $304.1 million, of which $199.9 million had been drawn down with the due date before September 30, 2014, and $104.2 million was subject to the banks’ discretion upon request for additional drawn down. Non-contractual bank lines represent non-legally binding facility limits granted by banks, which can be changed unilaterally by the banks. As of September 30, 2013, the Company had $190.5 million of long-term borrowings (classified as non-current), of which $102.4 million was secured by project assets.  As of the same date, the Company had approximately $87.5 million of long-term borrowings (current classification), of which $40.4 million was secured by charges on property, plant and equipment and project assets, and $645.8 million of short-term borrowings, of which $296.7 million was secured by restricted cash, charges on inventory, land use rights, and property, plant and equipment. The long-term borrowings, non-current portions, mature at various times during the period from the fourth quarter of 2014 to 2028 and bear interest at rates of between 0.90% and 7.05% per annum. The long-term borrowings, current portion, and the short-term borrowings mature at various times during the fourth quarter of 2013 and the nine months ended September 30, 2014 and bear interest at rates of between 0.68% and 18.00% per annum. The Company’s bank lines contain no specific extension terms but, historically, it has been able to obtain new short-term loans on terms similar to those of the maturing short-term loans shortly before they mature. As of September 30, 2013, the Company also had short-term borrowings from non-banking financial institutions of $68.3 million.

On September 11, 2013, the Company completed its at-the-market offering of common shares announced on August 15, 2013. In the offering, it sold 3,772,254 common shares at an average price of $13.25 per share, raising approximately $50.0 million in gross proceeds. The proceeds have been and will be used for general corporate purposes, which include solar power project development expenses and working capital.

On January 30, 2013, the Company entered into a loan agreement with an affiliate of Credit Suisse Securities (USA) LLC, pursuant to which the affiliate of Credit Suisse Securities (USA) LLC has agreed to provide up to $40.0 million of one year tenure loan, which was fully repaid in January 2014. The loan was used to finance four projects with a total capacity of approximately 46.5 MW DC in Ontario, Canada.

On May 20, 2013, the Company entered into a RMB270 million ($44.1 million) loan agreement with China Development Bank. The loan facility has a fifteen-year maturity, including a one year grace period and was used to finance the construction of a 30 MW solar power project and its ancillary facility in the western part of China.

On October 16, 2013, the Company entered into a financing agreement with Deutsche Bank AG, Canada Branch, or Deutsche Bank, pursuant to which Deutsche Bank agreed to provide C$104.0 million ($101.1 million) in non-recourse, short-term construction financing to it for the construction of solar power projects in Ontario, Canada. The loans are expected to be repaid with the proceeds of the sale of the financed projects.

On November 28, 2013, the Company entered into a financing agreement with National Bank of Canada, pursuant to which National Bank of Canada agreed to provide C$35.0 million ($34.0 million) in short-term construction financing to it for the construction of solar power projects in Ontario, Canada.

On December 4, 2013, the Company signed a $40 million loan agreement with Harvest North Star Capital. The loan facility will be used to finance the development of several ground-mounted solar power projects in Japan totaling around 145.1 MW, with construction expected to commence for the first 40MW to 50MW of the projects during the first half of 2014.

The Company also considered all steps in case it encounters difficulties in fully executing its total solution business and sales plans, including the ability to renew substantially all of its existing bank borrowings as they become due. Based on the above, the Company believes that adequate sources of liquidity will exist to fund its working capital and capital expenditures requirements and to meet its short term debt obligations and other liabilities and commitments as they become due.

The Company expects that its accounts receivable, inventories and project assets, three of the principal components of its current assets, will increase in line with increases in its net revenues. Due to market competition, in many cases, the Company offers credit terms to its customers ranging from 30 days up to 120 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $11.2 million as of September 30, 2012 and $75.1 million as of September 30, 2013. As the market demand for the Company’s products has changed and as the Company has diversified its geographical markets, the Company has increased and may continue to increase credit term sales to creditworthy customers after careful review of their credit standings and acceptance of export credit insurance by China Export & Credit Insurance Corporation, or Sinosure, or other risk mitigation channels such as local credit insurance or factoring.

The Company’s inventories decreased from $317.8 million as of September 30, 2012 to $220.6 million as of September 30, 2013 due to better inventory management and a decrease of revenue generated from the module business. The Company’s inventory turnover days decreased from 94 days for the nine months ended September 30, 2012 to 84 days for the same period ended September 30, 2013.

Cash Flows and Working Capital

The following table sets forth a summary of the Company’s cash flows for the periods indicated:

	For the Nine Months Ended September 30,
	2013	2012
	(in thousands of $)
Net cash provided by (used in) operating activities	156,272	(78,999)
Net cash used in investing activities	(2,857)	(246,519)
Net cash provided by financing activities	(14,083)	296,001
Net increase (decrease) in cash and cash equivalents	131,727	(25,023)
Cash and cash equivalents at the beginning of the period	141,968	343,995
Cash and cash equivalents at the end of the period	273,695	318,972

Operating Activities

Net cash provided by operating activities was $156.3 million for the nine months ended September 30, 2013 compared to net cash used in operating activities of $79.0 million for the same period in 2012. The increase in operating cash flow in the nine months ended September 30, 2013 was primarily due to a net income in the nine months ended September 30, 2013 compared to a net loss for the same period in 2012, a decrease in cash used for project assets as well as overall improved working capital management.

Investing Activities

Net cash used in investing activities decreased from $246.5 million for the nine months ended September 30, 2012 to $2.9 million for the same period in 2013. The decrease in net cash used in investing activities for the nine months ended September 30, 2013 was primarily due to a decrease in restricted cash provided as collateral to secure the Company’s bank acceptances and borrowings as well as decrease in payments to acquire property, plant and equipment, partially offset by increases in cash investment in affiliates.

Financing Activities

Net cash used in financing activities was $14.1 million for the nine months ended September 30, 2013, compared to net cash provided by financing activities of $296.0 million for the same period in 2012. The decrease in net cash provided by financing activities in the nine months ended September 30, 2013 was primarily due to the net decrease of bank borrowings during the period, partially offset by net proceeds of $47.9 million from the Company’s at-the-market offering.

The Company believes that its current cash and cash equivalents, anticipated cash flow from operations and existing banking facilities will be sufficient to meet its anticipated cash needs, including its cash needs for working capital and capital expenditures, for the 12 months ending September 30, 2014, under its current market guidance. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions it may decide to pursue. The availability of commercial loans from Chinese commercial banks may be affected by administrative policies of the PRC government, which in turn may affect the Company’s plans for business expansion. If the Company’s existing cash or the availability of commercial bank borrowings is insufficient to meet its requirements, it may seek to sell additional equity securities or debt securities or borrow from other sources. The Company cannot assure you that financing will be available in the amounts it needs or on terms acceptable to it, if at all. The issuance of additional equity securities, including convertible debt securities, would dilute the holdings of the Company’s shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the Company’s operations and its ability to pay dividends to its shareholders. If the Company is unable to obtain additional equity or debt financing as required, its business operations and prospects may suffer.

Capital Expenditures

The Company made capital expenditures of $50.1 million and $22.4 million for the nine months ended September 30, 2012 and 2013, respectively. The Company’s capital expenditures were used primarily to maintain its manufacturing capacity for ingots, wafers, solar cells and solar modules. As of September 30, 2013, the Company’s short-term commitments for the purchase of property, plant and equipment were $6.1 million.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity, or that are not reflected in its consolidated financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with it.

Contractual Obligations and Commercial Commitments

The following table sets forth the Company’s contractual obligations and commercial commitments as of September 30, 2013:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands of $)
Short-term borrowings(1)	801,622	801,622	—	—	—
Operating lease obligations	14,992	3,741	4,444	3,410	3,397
Purchase obligations(2)	692,430	292,940	399,490	—	—
Long-term borrowings(3)	190,535	—	81,202	89,326	20,007
Total	1,699,579	1,098,303	485,136	92,736	23,404

(1)         Includes accrued interests, ranging from 0.68% to 18.00% per annum.

(2)         Includes commitments to purchase production equipment of $6.1 million and commitments to purchase solar wafers of $686.3 million.

(3)     Includes accrued interests, ranging from 0.90% to 7.05% per annum.

The table above excludes uncertain tax liabilities of $15.0 million, as the Company is unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of these tax positions.

In April 2012, the Company entered into a purchase agreement with SkyPower to acquire a majority interest in 16 solar projects for a total consideration of approximately C$185.0 million ($179.9 million), of which C$69.8 million ($67.9 million) were paid upon the closing, C$69.8 million ($67.9 million) were paid on May 31, 2012 and the balance will be paid as the solar projects reach certain milestones. As of September 30, 2013, the outstanding balance was $31.2 million.

Other than the contractual obligations and commercial commitments set forth above, the Company did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of September 30, 2013.

Depreciation and Amortization

The following table sets forth depreciation and amortization for the periods indicated:

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013
	(in thousands of $)
Depreciation of plant, property and equipment	19,436	19,796	20,180
Amortization of land use rights and intangible assets	262	396	419

Duties and Tariffs

The Company is exposed to factors affecting sales of solar power products in international markets, including, among other things, any trade actions initiated by the Chinese or foreign governments and any resulting anti-dumping and countervailing duties or trade tariffs imposed on imports or exports of solar products or materials.

In October 2011, a trade action was filed with the U.S. Department of Commerce, or the USDOC, and the U.S. International Trade Commission, or the USITC, by the U.S. unit of SolarWorld AG and six other U.S. firms, accusing Chinese producers of crystalline silicon photovoltaic cells, or CSPV cells, whether or not incorporated into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) into the United States at less than fair value, or dumping, and of receiving countervailable subsidies from the Chinese authorities. These firms asked the U.S. government to impose anti-dumping and countervailing duties on CSPV cells imported from China. The USDOC and the USITC investigated the validity of these claims. The Company was identified as one of a number of Chinese exporting producers of the subject goods to the U.S. market. The Company also has affiliated U.S. operations that import the subject goods from China.

On October 9, 2012, the USDOC issued final affirmative determinations in the anti-dumping and countervailing duty investigations. On November 7, 2012, the USITC ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, The Company is required to pay cash deposits on CSPV cells imported into the U.S. from China, whether alone or incorporated into modules. The announced cash deposit rates applicable to the Company were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). The Company deposits due as a result of these determinations. The rates at which duties will be assessed and payable is subject to administrative reviews in 2014 pursuant to a request by SolarWorld AG and may differ from the announced deposit rates. These duties could materially and adversely affect its affiliated U.S. import operations and increase its cost of selling into the United States, thus adversely affecting its export sales to the United States, which is one of its growing markets. A number of parties have challenged rulings of the USDOC and the USITC in appeals to the U.S. Court of International Trade. Decisions on those appeals are not expected until late 2014.

On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action at the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the United States and of receiving countervailable subsidies from the Chinese authorities. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products into the United States. Excluded from these new actions are those Chinese-origin solar products covered by the 2012 rulings detailed in the prior paragraphs. The USDOC and the USITC are investigating the validity of these claims. The Company was identified as one of a number of Chinese exporting producers of subject goods to the U.S. market. The Company also has affiliated U.S. operations that import goods subject to these new investigations.

On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association including SolarWorld AG, the European Commission initiated an anti-dumping investigation concerning imports into the European Union, or the EU, of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these products. In each investigation, the Company was identified as one of a number of Chinese exporting producers of these products to the EU market. The Company also has affiliated EU operations that import these products from China. Definitive anti-dumping duties and definitive countervailing measures were imposed on December 6, 2013.  However, under the terms of an undertaking entered into with the European Commission, duties are not payable on its products sold into the EU, so long as the Company respect a volume ceiling and minimum price arrangement set forth in that undertaking, and until the measures expire or the European Commission withdraws the undertaking.

In November 2012, India initiated an anti-dumping investigation on imported solar products from China, Taiwan, the United States, and Malaysia. The scope of the Indian complaint includes thin-film and CSPV cells and modules, as well as ‘‘glass and other suitable substrates.’’ The period of investigation is from January 1, 2011 to June 30, 2012. The Company completed and submitted a ‘‘sampling questionnaire’’ and were chosen by the Indian authorities to be a sampled company. The Company submitted the data requested of it and expects that its submitted data will be subject to on-site verification by the Indian authorities during the first half of 2014.

In recent years, the Company successfully diversified its sources of revenue primarily by focusing its sales and marketing efforts on its total business solutions, which consists primarily of solar power project development sales, EPC, O&M, and sales of solar kits. The Company anticipates that as it continues to grow its total business solutions, and as business in many of its targeted markets, including the U.S., Japan, China, Canada, Korea, and India continue to grow, the percentage of total net revenues attributable to European markets will further decrease. Europe contributed to 50.7% and 13.4% of its revenues for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively. The United States contributed to 19.6% and 12.4% of its revenues for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively.

Legal Proceedings

In 2010, the Company received two subpoenas from the SEC requesting documents relating to, among other things, certain sales transactions in 2009 and whether those transactions potentially impacted the guidance issued by the Company in advance of its follow-on offering in October 2009.  As part of its investigation, the SEC requested that the Company voluntarily provides certain documents and other information.  The Company has been fully cooperating with the SEC and is in ongoing, and recent, communications with the SEC regarding its investigation into potential violations of U.S. securities laws, including any potential claims the SEC might bring under Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.   The Company cannot predict the outcome of the SEC’s investigation.  If the Company is unable to agree to a satisfactory resolution with the SEC, the SEC could issue a Wells notice to the Company and one or more of its officers asking the Company and one or more of its officers to provide a submission detailing why it believes an enforcement action should not be pursued.  Furthermore, the SEC could pursue various actions, including enforcement actions alleging violations of a broad array of securities laws against the Company or any of its officers and directors, and seeking remedies, including disgorgements, penalties, fines, injunctive relief, a cease and desist order, limitations or a bar on the service of directors or officers, and other sanctions under U.S. securities laws.  The conduct and resolution of the SEC investigation could be time-consuming and expensive and distracting to the Company’s business and management. The findings and outcome of the SEC investigation may also affect lawsuits that are pending and any future litigation that the Company may face.  In the event that the investigation results in an adversarial action or proceeding being brought against the Company or any of its officers or directors, its business, reputation and the trading price of its common shares may be adversely affected.

On March 29, 2013, the U.S. District Court for the Southern District of New York dismissed with prejudice a class action lawsuit filed against the Company and certain named defendants alleging that the Company’s financial disclosures during 2009 and early 2010 were false or misleading and in violation of federal securities law. The court found that the plaintiffs failed to adequately allege a securities law violation and granted the Company’s motion to dismiss all claims against all defendants with prejudice. On December 20, 2013, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s order dismissing such class action lawsuit.

With respect to the class action law suit filed against the Company and certain of its executive officers in the Ontario Superior Court of Justice on August 10, 2010, the plaintiff’s motions for class certification and leave to assert the statutory cause of action under the Ontario Securities Act were served in January 2013 and initially scheduled for argument in the Ontario Superior Court of Justice in June 2013. However, the plaintiff’s motions were adjourned in view of the plaintiff’s decision to seek an order compelling the Company to file additional evidence on the motions. On July 29, 2013, the Court dismissed the plaintiff’s motion to compel evidence. On September 24, 2013, the plaintiff’s application for leave to appeal from the July 29 order was dismissed. The plaintiff has yet to apply for new court dates for the argument of its motions. The Company expects the plaintiff’s motions to be heard in 2014.

On November 29, 2013, Jiangsu Suzhou Intermediate Court, or the Suzhou Intermediate Court, vacated its decision of May 2013, or the May Decision, to dismiss a request by LDK to enforce an arbitration award against the Company made by the former Shanghai branch of the China International Economic and Trade Arbitration Commission in favor of LDK in the amount of RMB248.9 million ($40.7 million) relating to certain wafer supply contracts entered into between the Company and LDK in October 2007 and June 2008, and ruled that the case be re-adjudicated. This decision followed a request for re-adjudication issued by the Jiangsu Provincial High Court, which reviewed the May Decision and ordered the Suzhou Intermediate Court to retry the case on the grounds that its May Decision was based on insufficient legal grounds. The Company expects the Suzhou Intermediate Court to retry this case no earlier than February 20, 2014. If the Suzhou Intermediate Court reverses the May Decision, the Company may be liable for a payment of RMB191.2 million ($31.2 million) to LDK. The Company has not made a provision for this amount. Xinyu Intermediate People’s Court, Jiangxi Province, or the Xinyu Intermediate Court, on October 18, 2013, postponed a related proceeding demanding the Company forfeits deposits of RMB25 million and RMB35 million paid to LDK in conjunction with the 2007 and 2008 supply contracts. The Xinyu Intermediate Court suspended its proceedings pending the outcome of the Suzhou Intermediate Court’s re-examination of the May Decision. The Company disputes the merits of the arbitration award and will take all legal means to overturn or resist the implementation of the award.